Filed by KludeIn I Acquisition Corp. and Near Intelligence Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: KludeIn I Acquisition Corp.

Commission File No.: 001-39843

Transcript SPAC Insider Interview – Published Audio

Spokesperson: Anil Mathews
Interview Date: 2022.07.26
Release Date: 2022.08.03
Transcript is computer generated and may contain errors

0:02 - 1:01 Nick Clayton

Hello, and welcome to another SPACInsider podcast. I’m Nick Clayton. And this week, my colleague Marlena Haddad, and I will be speaking with Anil Mathews, founder and CEO of Near. Near announced a $754 million combination agreement with KludeIn Acquisition Corp. In may we discuss how Near has built a data platform capable of tracking the activity of 1.6 billion consumers and how it has grown this platform geographically from the global east to west. And he also describes the work that goes into protecting and enriching this data to ensure regulatory compliance and drive further insights. He also talks about what it has been like to pull together a SPAC deal amid the markets shifting tides and how Near plans to put its new share and cash capital to use. Take a listen.

And so just to start, Anil, I’d love to get into your background a bit. You are a serial founder, and I think it’s worth mentioning because it seems like near is very much built off of your experience at Netcode. And IIR. Can you tell us a bit about that journey?

1:02 - 1:48 Anil Mathews

Yeah, you’re right. I’ve been a serial entrepreneur for most of my life. I started my first company, uh, late 99, uh, early 2000, but all of them deeply rooted in tech. So, I’m a, I’m a product tech guy, myself. And, uh, the first company I started, which is Netcode, um, late 99 was, uh, a software solutions company built, uh, around providing specialized solutions typically to customers across the globe. And, uh, I accelerated that in 2007, started a slightly different company, which is more around social aspects of things. And this is third company. So, this one, uh, you know, Near started in 2012 and yeah, I think it’s been an exciting journey. I wouldn’t do anything else.

1:49 - 2:09 Nick Clayton

Great. Yeah. And you mentioned, you know, the, the founding year too, and I think there’s may maybe a perception that a lot of the, the SPAC deals that we’ve seen with software targets are, you know, very young, very early companies, but the reality Near has been around for, for a while. And, and you really, you know, had a chance to have a few cycles of, of learning and rerating as technology has changed too. So just what are some of the big lessons you’ve learned while building this platform?

2:10 - 3:55 Anil Mathews

Yeah, absolutely. We’ve been, we’ve been around for almost a decade now. And one of the biggest things that we have learned is there’s no one size fits all. We started in the Eastern side of the world. You know, we started from Singapore, you know, being based out of there, uh, slowly grew towards Australian, New Zealand, other parts of Southeast Asian, uh, countries. And the perception is, Hey, this is all Southeast Asia. It it’s in fact, actually multiple countries with multiple cultures and, and intricacies on how to deal with customers and data and technology in each of these countries.

So, what we learned is we need to tailor our, offering our products, our pricing, our approach to market everything for each country, if we need to win in these regions. And that has taught us really well to sort of how to expand to new geographies efficiently when we were moving west towards from east.

So, we are one of those companies, which actually, you know, grew from east to west rather than the other way around. And that, you know, sort of taught us a lot of things because there’s a lot more, I would say from what we do as a data company, it’s a lot more easy to sort of do certain things in the Western part of the world. Uh, for example, acquire new data, right? It’s, it’s easier to acquire new kinds of data in, uh, in the us Vivi in Asia because those kind of data does not even exist in Asia. So, we had to, so it’s not like you can just go and sort of buy some data from there when it doesn’t exist, then you’re looking at how do we create and curate this kind of data that is required for us to service our customers. So, the challenge has been, you know, different in different parts of the world. And that has sort of taught us truly how to be, a global leader.

3:57 - 4:12 Marlena Haddad

Got it. And speaking of data Near has been able to gather data on approximately 1.6 billion people and over 70 million places. So how does this scale compare to your competitors? And can you talk about how you source this data?

4:13 - 6:14 Anil Mathews

Sure, absolutely. I think that’s a very good question. One of the, uh, our biggest strength is apart from being global, we are sitting on what we call the largest source of humor moment data. And this comes from, um, you know, sort of over the last ticket and how we curated this from partners. Some of whom are our telcos in, in, in different parts of the world. Some of, some of our partners are WIFI providers, but, uh, a good amount of data also come from, um, apps. So, aggregators who are, uh, you know, sort of aggregating this consent-based data from apps and our patented technology allows us to stitch this diverse data types together to understand human moment data.

There are two challenges around this. One is when you look at data from multiple sources, identify are different, the kind of data that you would see, you know, in a, in a telco ecosystem is completely different to the kind of data that you would see in an app ecosystem.

And so how do you stitch them? So that’s the challenging part. Second is while you do all this, how do you stay privacy compliant? Because this is, you know, we are dealing with a lot of data, especially data that is, that can connect consumers. So, we need to be really mindful about how we, you know, sort of stay away from personally identifiable information, how we stay compliant in regions, very strict regions, like European regions, which has strict GDP compliances on what can be done with the data and things like that.

How do we constantly get consent from consumers to sort of store and use this data and, and also have mechanisms to purge and forget data when there is a requirement around this? So, so it’s, uh, uh, it’s not a trivial problem to solve, but yeah, like I said, it’s taken us a decade to build this foundation and, and I think that’s what we are excited about that now we have this foundation, the opportunities are immense. We have, we are sitting on this gold mine, I would say, as a platform, which we can now use to build upon.

6:15 - 6:31 Marlena Haddad

Right. And so, you basically just, uh, briefly touched upon my next question. So, would you be able to talk about the privacy aspect a bit more? Has there ever been any security concerns surrounding your data and, and what sort of compliance practices do you have in place to ensure security?

6:32 - 8:24 Anil Mathews

So, there are, there are two things, right? One is of course, internally we have mechanisms to make sure data is, um, the way data is bought, stored, processed, and used are all compliant in each region because each region has different laws and different regulations. That’s an easy part, you know, in staying, um, compliant with regulators now, how do you make sure that there is no sort of breach and, and if there is a breach, how do you ensure that data, if, if it is com compromised, you know, it is, you know, it does not have any personally add follow information.

So, this is the challenging part, you know, because we are storing data in a way that even if somebody gets access to the data, it’s just gobbled data. It, it does not make any sense to them because it is all passed in a way.

It is all stored, not at, uh, a level where it can identify a single individual user when we give out data as well. We don’t give out data that, that is at an individual level. It’s always at an aggregated level, always anonymized. So that way there’s no way to sort of identify users. So, we have not only staying compliant, but we are proactively working on privacy to make sure that we are the good citizens around handling this data.

Now, also, there are certain use cases that we do not allow when it comes to usage of data, uh, which, which includes around healthcare or, you know, credit worthiness and, and policing and, and few other, you know, sort of use cases that is clearly mentioned in all our contracts. So that even if the end customer wants to use for some of these use cases, they cannot because we prohibit them from using these just as a good practice. Not because we need that as part of the law.

8:24 - 8:49 Nick Clayton

Yeah, sure. And, and, you know, just kind of looking at it, it’s interesting the way in which you have your data points are coming in from this kind of wide spectrum of, of places that aren’t moving anywhere and people that are moving all the time and figuring out ways of leveraging that. But at the same time, I’m sure it was just fascinating to see all of the behavioral changes that occurred during the pandemic. And just, how did the pandemic change your business and how much of that has been lasting change? I mean, I, I imagine for clients it’s still probably harder than before to get foot traffic.

8:50 - 10:01 Anil Mathews

Yeah, absolutely. Because in effect what we are looking at, if you look at these patterns, you can actually look at people’s behavior around places. So, and this behavior, especially during the pandemic has changed drastically. All the understanding that you had around consumer behavior as a brand, or as an enterprise has gone to a toss. And now, because you know, some, some of these behaviors have changed permanently. Now, brands are sort of struggling to figure out how do you, how do they keep up with this change in behavior? What is the new kind of behavior that the consumers are looking for?

And that’s why we see an increased adoption in our data and technology to understand this change in behavior. So, the answer to your, to your question is pandemic has actually bought an increased demand in fact, to, to kind of data and kind of insights and analytics that we can provide to these brands. Because now they’re more reliant on data to come out of pandemic, especially, um, verticals that are dealing with a lot of these consumer moment, including retail, including tourism restaurants or real estate. So, these are, uh, verticals that you’re seeing big traction around.

10:02 - 10:18 Nick Clayton

Great. And, and kind of getting at that too. The other interesting spectrum within your business seems to be among customers more heavily focused on dealing with the physical world versus the digital space and all of the kind of places in between. So, can you get into a bit how your products break down along those and, um, and what are some of the use cases that people might not think about?

10:18 - 14:17 Anil Mathews

True. So, I think one, one of the ways to look at it is our universe revolves around a, a single ID system. Uh, so what we are doing is when we spoke about, is 1.6 billion active user IDs, these are unique IDs. So, for example, for, for you, we might have an ID, which is, you know, B C D 1 2 3, 4 5. So we don’t know who you are, we don’t store your personal information, but this ID has signals that is associated to that from both the physical and the digital world, the digital world could be your digital world behavior, uh, around apps or on websites that you, what you’re reading, what you’re watching, what you’re liking kind of thing all again, in a consent based, uh, approach.

Um, the physical world would be where you’re seen in the real world. Uh, you know, in terms of, um, um, which grocery stores you go to, which gas stations you go to, and how far do you travel to go there and, and all, all these, you know, your brand affinity and all this behavior in the real world.

Now, these two attributes are stored across this ID. When we work typically with an enterprise, let’s say we work with a, you know, hypothetically let’s say it’s a, it’s a large retailer. The retailer would say, you know, I know ABC about my consumers. Can you tell me DF? Because the biggest challenge for me as retailers, when they’re within my store, we, uh, understand them really well. We have sensors, we have cameras, we have POS data. We have CRM data. The moment they walk out of the door, we lose them. So, we don’t know whether they went to a competition after they walk out of the door.

How many times they go there from where they come, sort of, how far do they travel to, you know, sort of come to us, all these questions. We are not, we don’t know much. It’s the same challenge in the digital world as well.

So, you could, you know, when they walk out of the door, you know, in terms of walk out of their website or app, they, they are not able to sort of figure out what is the behavior across the ecosystem, especially with the new practices that apple is patent with ID dations around, um, cookies, ID, duplication around IDF phase. And so, what’s happening is brands and enterprises today are finding it very challenging to connect this consumer journey across these spectrums.

So that’s where we come into picture. So, for example, you asked about use cases. So, when we work with one of the largest, um, media companies out there, what they have is they own a lot of digital property. Now, uh, these are large websites, which is informational and, and entertaining in nature. So, you don’t log into these websites. You just go read about something and then move on.

The problem with that is when you, when you move from website a to website B, they don’t know you’re the same user because you didn’t log, they lose you. And that is the disconnect they had before we came into picture. So, since we came into picture, we used our ID system, connected all this, and then now we are able to provide them deeper insights in both the physical and the digital world. So digital world, they already knew, but the physical world, okay. Now, can we tell them how many times that their customers went to a, uh, uh, on auto shore?

So previously, if this, they were selling auto enthusi to brands, based on how many times you read about a car on one of their properties, now they can actually sell more powerful signals to these brands based on how many times these consumers are seen in a real dealership, that is a sort of a higher intent to purchase. And with that, they’re able to charge more, almost 30, 30, 5% more into, on the same data. So effectively what we have done now is help them increase their yield on data.

So, they’re sitting on, you know, let’s say 20 million user’s data. Now they can make more money on the same data without actually increasing the subscriber base itself, the user base itself. So that’s the biggest impact on these kind of, uh, technologies.

14:17 - 14:31 Marlena Haddad

Got it. And then speaking of your customers, can you talk a bit more about your contracts? What have you seen in terms of getting customers deeper and deeper into the platform and just about how much visibility do you have into future revenue?

14:32 - 18:53 Anil Mathews

Yeah, I think that’s a very good question. So, the way we do we go to market is our strategy has always been land and expand. So, there are hundreds of significantly, large fortune five, uh, you know, fortune hundred companies that actually is a customer, but we are just landed with many of them and which, so these have significant expansion opportunities. So that’s why we are very confident on what the months and years ahead hold on for us, because most of our contracts are annual in nature.

So, minimum is one-year contract, and some of them are two, three years in contract. We, we sell it on a SAS basis where, you know, you have to license our platform on a, at least for minimum and year. And that gives us the visibility of sort of what’s gonna happen next quarter, next quarter, next quarter.

So, I think that that’s where we are sitting on. So, there is one definite expansion opportunity. Second is we have a lot of cross selling opportunities because we have a, a suite of products where basically one product, let’s say, we go to, again, you know, in this case, a customer who’s, let’s say retailer in California, they may start with California, but they may expand to New York and, and Florida and other other regions, but they also might say, okay, you are helping us do this. Now, can you with, with the insights and analytics, can you also help us with, uh, activation helping out, helping us reach out to these, these consumers as well?

So, one of our product actually is connected to the activation platforms like Facebook and Google and trade desk and all these platforms that is standard there, which means this, you can easily now look at all the consumers.

Let’s say, who went to my competition in the last 30 days in California? Can I reach out to them so you can curate them easily and then activate them on platform of your choice. So, I hope that gives you an idea of sort of how we might start. We might start with insights and analytics, giving you deeper insights on your consumer behavior, but also next step is how do I act on it? So, so if you look at our full stack, it starts from what we call, stitching your data together, enriching it, and then driving insights and analytics and acting on it, and then finally measuring it.

And so, if I take a step back, if I tell you what, what is the big problem we are seeing today? Most enterprises are sitting on huge amounts of data, big or small, but the challenges they’re not able to derive any meaningful value out of this.

And there are three key reasons for that. Number one is most of this enterprise data is in silos. It spreads all over the place in the examples that I gave you, uh, prior, uh, you would see that the data is either stored online. Some are stored offline, some are in different databases, you know, CRM data, somewhere else in PO data, somewhere else, app data, somewhere else. The, the second challenge is most of the data is half baked. So, the information they have on each consumer is there’s missing addresses, missing fields and missing understanding of their behavior.

And the third largest challenge that we have seen is which, which we think is a trivial issue, but it isn’t is most of these enterprises don’t have the right data skills because they’re not data companies themselves. They have their, you know, other, other challenges in businesses. So, they have a very lean data team.

And so, so the maturity of understanding of the data is very less that’s where Near comes into picture. So, without technology first, if you look at the full stack, we would go to enterprise and say, we can now stitch this disparate data because we have a patent on how to stitch this, because that’s how we have been stitching our diverse data together. So now we can stitch your discrete data. Also, we can enrich it, which means bringing deeper understanding from the physical and the digital world. We can then derive intelligence and show you insights and analytics help you act on it, and then help you measure the efficacy of that action.

So, all this is the full stack, but you could enter at any, any stack and expand on the stacks. So, depending on what problem you want to solve as an enterprise, and it’s different for different enterprises and different brands, right? Because depends on your maturity level, your priorities and stuff like that. And that allows us to sort of land with a small problem that you want to solve, but expand across this, this full stack. So, there are a lot of companies with seven figure DS that, you know, that, that we are working with, which actually is this full stack because they have subscribed to all our offerings.

18:53 - 19:11 Marlena Haddad

And then next, I just want to get into Nears locations and their involvement in certain regions. You guys have a strong presence in the United States, but, um, your materials show that you also have a, a presence spanning the globe. So, can you tell us more about your international locations? And do you have any plans to expand further.

19:12 - 19:49 Anil Mathews

On that? You know, we have our, our biggest presence in between Los Angeles, um, and, uh, where Pasadena, where our core offices and Bangalore in, in India. So, these are the two big hubs that we have. Then we have a, a decent size presence in, in Paris and also, um, presence in Australia, uh, Newland. These are, I would say the, the second largest after these, and then, uh, Singapore, uh, a very lean presence and, and Tokyo you a very lean presence. So, these are between the development and the, the technology, uh, is developed between, uh, Pasadena and Bangalore rest all is, uh, marketing and sales.

So, it’s a, it’s a sort of customer facing organization in other regions. That’s how we are spread across our European headquarters is, is in Paris. So, from there, we are operating across other regions within Europe, as well as, uh, you know, London as well. And that allows us to sort of tailor the data to be compliant with the string, most stringent laws, uh, today around privacy, which is GDPR. And so, the data is stored locally. It’s processed differently. It is, uh, repurposed for, for that region while as it might be different kind of like in us, we have CCPA compliant, but it is, you know, slightly different, differently purpose of that region.

20:32 - 20:56 Nick Clayton

Great. And we’ve talked about kind of the product sides, but I’m interested in sort of the, the internal processes too, a little bit too, and just that great amounts of data come great needs for computing and with great needs for computing comes a whole lot of R and D investment. And so, you, how do you balance those needs what the market seems to be wanting to see more of these days as cash generation and margins, but you really need to, you know, invest in order to stay sharp. So, what is your sort of approach to, to that question?

20:56 - 23:12 Anil Mathews

Absolutely. That’s, that’s a very good question. And it’s, it’s, it’s not easy, right? It’s always challenging because there is a portion of our budget that goes into future growth, investing in, what could we do in the next sort of 12 to 18 months? That’s a constant process. There’s a setup that we have internally, we call Near labs where, um, you know, we are sort of creating what would hold us, um, sort of what would make sense in, in, in, down the line, what would could we derive out of this gold mine that we have, the platform that we have that could address new use cases and, and sort of help us stay ahead of the game.

So, there’s a, there’s a constant investment that’s going on, but at the same time, we need to be mindful about how much we want to invest for future versus current needs.

We want to go deeper in each region. So, our current focus is, uh, rather than sort of growing into more markets, focusing on current markets, but going a lot more deeper, deeper, you know, in, in each geographies, in, in verticals that we are stronger in. So, like I mentioned, we are very, we are seeing good traction and very strong in the three RS, the retail restaurant and real estate and the tourism vertical. So, we are going a lot more stronger in that. We’re trying to see how we can create flavors of our offering, which is tailored for these verticals as well. You know, currently it’s a lot more horizontal.

We want to see how we can go more vertical in this. So, so there is a, the has to a fine balance, but there is always, I would say, a larger percentage of investment going for, um, for current growth and needs vis-a-vis for future.

You know, it’s very difficult to predict what might be the demand, uh, for 18 months down the line, look at, look at where we are today and, you know, key minus six months, right. We never knew how the market’s gonna be today. And so, I think if we had planned a lot and invested a lot for today’s market, it wouldn’t have been very wise because the markets are, uh, where we wanted any of us wanted to be today. And so, I think we need to be mindful that we don’t over invest for, for future growth the same time, try to run the engine as, as we know now, but at the same time, don’t want to run out of innovation. Don’t want to be sort of status quo as, as an organization and sort of lose out on the game as well.

23:13 - 23:33 Nick Clayton

Yeah, certainly. And we’re, we’re in an interesting position being, uh, you know, with this podcast in that we, you know, we’ve been able to talk to quant computing firms that are doing SPAC deals on this podcast. And so, I’m just interested in, you know, sort of what on the whole technology side is the most exciting thing you, you see coming in terms of new technology is it’s something more on that computing side or more in terms the new sources of data inputs that are becoming available.

23:34 - 24:13 Anil Mathews

We, we are looking at newer web three technologies and stuff, how we can use that within our, you know, our setup as well, because we are dealing with huge amounts of data, right? One of the reason we have some of the smartest guys working for us is because they, they find it very challenging to work around this hu the size of data and what we are doing because it’s petabytes of data on, on a daily basis that we are dealing with. And so, you know, you can imagine if you, if you just look at time and space, just pick a coffee shop and you, you took it, uh, current time, you know, T zero, there is, let’s say, 20 people in the coffee shop, right?

T plus one, you know, within a minute there might be two people who walked out and three people who walked in now, you need to compute that whole thing again.

Okay. This was the, the, the, the dwell time for these people changed also the capacity within that store changed. So, understanding people’s movement around places you can imagine in time and space is so complicated. This is just one coffee shops, example across time space. And I multiply that into millions of places, into millions of millions of people across all these countries. So, it’s a huge problem. It’s a big, big challenge to sort of solve from a computational perspective. And that is what is very exciting for those smart guys as well.

So, we have our own setup, which we have custom created using a lot of cloud technology as well. Um, but we are also seeing how can new technologies constantly help us not only become more efficient in storing the missed data and processing this missed data, but also help us be, uh, you know, sort of become more cost efficient, uh, in terms of doing all this, it is very expensive, uh, to do all this in, in a very reasonable manner.

25:24 - 25:41 Marlena Haddad

And so, moving to the SPAC deal itself Near has raised many rounds of private capital over the years. How did you come to the decision that now was the right time to go public? And why opt for SPAC specifically, rather than in I P O or more private raises?

25:41 - 28:14 Anil Mathews

True. We were fortunate that, you know, we have been backed by some of the leading investors of the world, a very ma name, <inaudible> capital, JP Morgan, you know, um, Cisco’s of the world and stuff like that. We have now done this for a decade. We have built this foundation, like I mentioned of this platform that has immense potential. One of the thing that we need now is a lot more credibility so that when we actually knock on those doors across, uh, a bank in a region that we are not known, you know, how can we open their doors?

I think going public would allow us with that credibility. And of course, the currency that we require to sort of grow, you know, organically as well. We, we have seen that in the last pandemic when there was this, this crisis, uh, during, during the 2020s, we’ve seen that there were two things that we did.

One is we used that time to build a solid technology because a lot of things were closed and, you know, moving bit slower. So, we, we use that time to basically we, we use that crisis to find opportunity and build, uh, you know, one of our core technologies, uh, which, uh, is become, which is the sort of, you know, matching technology that I’ve been talking about and repurposed that we also acquired a company during that time. So, we sort of been doing this where we are looking at, um, opportunities in crisis.

And we think that, you know, you know, we, we have heard a lot of folks telling us, maybe this is in the market is not the right time to go public, but, but I think we think it’s the right time for us, because it’s the same way we are looking at that.

This is an opportunity in a crisis for us, because if you’re able to sort of, we had a solid business, we have revenues, we have solid unit economics. We have, we have been there for 10 years. We’ve been backed by some of the market investors. We have raised around hundred 30, 4 million till late. So, it’s not a typical span that you would see. We could have gone either ways to your point. We could have done a traditional IPO. We could have done, uh, you know, raised more money privately. But I think going public gives us the currency and credibility that we need for the next decade of growth.

But also, I think going back was probably the fastest route to do so for us. Right. And, and especially in this market, I think it is a lot more, um, structured approach for us that could take, which would give us more visibility on, uh, and more sort of guarantee on how we’ll land there.

28:14 - 28:23 Marlena Haddad

Right. And so, once those conversations got going, how did KludeIn win you over? And what benefits do you think their team will bring Near moving forward?

28:24 - 29:37 Anil Mathews

It’s absolutely the people, the KludeIn team has amazing folks who basically, um, you know, we look up to, they’ve been there, done that in different aspects of their life. We have built this company on a strong culture. Many of us have been together for seven, eight years in the company. So we have seen the culture it’s so important for us and, and NCE team put it in right there. And, you know, in terms of how we think, how we, you know, sort of want to take this forward and they were aligned on, you know, our values and our philosophy of, uh, where we want to be as an organization.

So, I think it’s definitely the people. And I think that’s very important, right? Because this is a partnership and, in a partnership, it is very important as you would find investors for yourself that are they the right investors? Are they the right shareholders, the right partners who can be on your side when you know things so great, but when things don’t go so great as well. And I think so that was, we spoke to many other, uh, specs as well during this process. We had, uh, you know, few good interests around from other specs, but we, we chose PR just for who is running the show there.

29:37 - 30:09 Nick Clayton

Yeah. I’m interested in just, you know, if you get just a little bit of the texture of what, what that process has been like, just because the, the market has been, so, I mean, it’s been a bit of a roller coaster over the last year. Yeah. And so, you probably started this process, you know, late last year, something like that. And, and, you know, and the perceptions, I think, as specs have changed, the whole market has gone through its, its ups and downs. You have potential for new S sec rules. Of course, when you’re kind of looking at those different specs, I mean, kind of what were some of the points of differentiation you were seeing there and, and how was your, your sort of strategy in dealing with them? And what are your thoughts? How, how was, was that changing over that process?

30:10 - 31:58 Anil Mathews

Yeah. I mean, to be honest, it took a little longer than we thought, because we thought specs would be, uh, a lot quicker than where we are today. But I think of course we have filed RPO now and, you know, a way TOCC comments anytime. So, we reached here now, but it was a lot of changes as we moved across the process because when we started working with them, things were completely different. The specs were doing amazing. Everything was going great. And then start, things are changing. So, we had to adapt to the changes very quickly, rather than just say, okay, let’s just pull the plug on this.

That was an easier thing to do. Let’s just pull the plug, go raise private funding and continue our journey. We said, no, we decided to do this. We’re gonna stick to this. And I think that’s where it was a test for all of us as partners coming together on how we’ll weather this storm and go through this journey when these changes were bottom in, in the market.

And so, we looked at how do we sort of secure a minimum cash, for example, because redemptions are high in SPAC and let’s assume that it’s gonna be a hundred percent for, for a minute then how does things look right? And so, we had to work around all these sort of arrangements, which would allow us and sort of give the confidence to our shareholders, that this is a done to you. This is going to give us a guaranteed minimum cash. When we go, this is also gonna give us some, you know, additional capital, if you need to sort of look at some inorganic options and so on.

So, the, the structuring of this was very creatively done. And I think that is close to the team that we could come up with structures like this that, uh, allowed us to still move forward in a condition in, in a situation where, you know, it, wasn’t very, very favorable. I would say, in the SPAC market,

31:59 - 32:16 Marlena Haddad

You have been active with M&A in the past. And your materials note that you’d be interested in deploying some of the deals proceeds for inorganic growth. So, would the strategy for that be more geared towards adding in new technologies or perhaps capturing some valuable customer bases?

32:17 - 33:49 Anil Mathews

Yeah, I think the way we look at it is two things, right? How do we strengthen our mode? The strengthening, the more, um, has two aspects of it. One is strengthening the more from a technology and a data point of view and strengthening the from a geographical point of view. So, so we could look at, okay, Hey, are we weak in Japan? Let’s say, and we want to strengthen our more there. So that could be one, one way to look at it. So, the regions where we are weaker and there could be opportunities for us to sort of go deeper or it could be, Hey, we are weaker in understanding these aspects of consumer or these aspects of places.

Can we sort of invest in that? So, we are cons continuously looking at these two aspects and there is a team internally, a co dev team, which is looking at opportunities as we speak and, and they have lined up opportunities for us ahead of, you know, us going public.

So, we would be definitely looking at, we are, you know, sort of big believers in organic opportunities and growth as well, because we have been there done that twice. We have acquired a company in Europe, we have acquired a company in, uh, in the us. And so, we have, we have seen success, great success out of that. I think we understand what it takes to do that, you know, the cultural citizens around that and, and the, the synergies that needs to be come in place. So, I think we, we know this by now, I could say. And so, we definitely want to do some more in organic acquisitions.

33:49 - 34:01 Nick Clayton

Great. And you touched upon it as well, but just before I let you go, you have an, any update in terms of just the, the timeline of the transaction, the let our listeners know kind of when they should be looking out for the, the symbol switch and all that good stuff.

34:01 - 34:30 Anil Mathews

Yeah. So, uh, we did file our, uh, F4 on 1st of July. And now typically we are still looking at going live by Q4, uh, early Q4. Hopefully it a lot depends on the feedback and how much time it takes, um, for us to get the secs blessing. But, uh, that’s a, that’s a timeline that we’re still looking at, uh, which has, which has been the plan for some time. So, we are on schedule with that. We don’t see any issues around that at the moment. And I think so hopefully fingers crossed.

34:31 - 34:42 Nick Clayton

<Laugh> yep. We’re all crossing our fingers in the SPAC market these days, but, uh, very interesting deal at an interesting time. We’re gonna be really excited to keep watching it. Uh, but in the meantime, thanks so much for being on.

34:42 - 34:45 Anil Mathews

Yeah. Thank you. It was, it was a pleasure. Thank you so much. Thank you.

Additional Information and Where to Find It

As previously disclosed, on May 18, 2022, KludeIn I Acquisition Corp., a Delaware corporation (“KludeIn”), entered into an Agreement and Plan of Merger (as may be amended or supplemented from time to time, the “Merger Agreement”) with Near Intelligence Holdings Inc., a Delaware corporation (“Near”), Paas Merger Sub 1 Inc., a Delaware corporation and wholly owned subsidiary of KludeIn (“Merger Sub 1”), and Paas Merger Sub 2 LLC, a Delaware limited liability company and wholly owned subsidiary of KludeIn (“Merger Sub 2” and, together with Merger Sub 1, the “Merger Subs”) (the “Business Combination”). Unless otherwise defined herein, the capitalized terms used below have the meanings given to them in the Merger Agreement.

In connection with the Merger Agreement and the proposed Business Combination, KludeIn and Near will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”) including the Registration Statement on Form S-4 that was initially filed by KludeIn on July 1, 2022 (as may be amended, the “Registration Statement”), which will include a prospectus with respect to KludeIn’s securities to be issued in connection with the Business Combination, and a proxy statement of KludeIn (the “Proxy Statement”), to be used at the meeting of KludeIn’s stockholders to approve the proposed mergers and related matters. INVESTORS AND SECURITY HOLDERS OF KLUDEIN ARE URGED TO READ THE REGISTRATION STATEMENT, AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NEAR, KLUDEIN AND THE BUSINESS COMBINATION. When available, the Proxy Statement contained in the Registration Statement and other relevant materials for the Business Combination will be mailed to stockholders of KludeIn as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement, including the Proxy Statement contained therein, and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

Forward-Looking Statements

This report contains, and certain oral statements made by representatives of KludeIn and Near and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. KludeIn’s and Near’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “anticipate,” “believe,” “budget,” “continues,” “could,” “expect,” “estimate,” “forecast,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “possible,” “potential,” “project,” “will,” “should,” “predicts,” “scales,” “representative of,” “valuation,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, KludeIn’s and Near’s expectations with respect to future performance of Near, anticipated financial impacts of the Business Combination (including future revenue, pro forma enterprise value and cash balance), the anticipated addressable market for Near, the satisfaction of the closing conditions to the Business Combination, the future held by the respective management teams of KludeIn or Near, the pre-money valuation of Near (which is subject to certain inputs that may change prior to the Closing of the Business Combination and is subject to adjustment after the Closing of the Business Combination ), the level of redemptions of KludeIn’s public stockholders and the timing of the Closing of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside the control of KludeIn and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the inability of KludeIn to obtain transaction financing between the date of the Merger Agreement and the Closing, or a default by one or more of investors on its commitment in connection with any financing, and KludeIn’s failure to find replacement financing; (3) the inability to consummate the Business Combination in a timely manner or at all, including due to failure to obtain approval of the stockholders of KludeIn or other conditions to the Closing in the Merger Agreement, which may adversely affect the price of KludeIn’s securities; (4) delays in obtaining or the inability to obtain any necessary regulatory approvals required to complete the Business Combination; (5) the risk that the Business Combination may not be completed by KludeIn’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by KludeIn; (6) the ability to maintain the listing of KludeIn’s securities on a national securities exchange; (7) the inability to obtain or maintain the listing of KludeIn’s securities on Nasdaq following the Business Combination; (8) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (9) the ability to recognize the anticipated benefits of the Business Combination and to achieve its commercialization and development plans, and identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of Near to grow and manage growth economically and hire and retain key employees; (10) costs related to the Business Combination; (11) changes in applicable laws or regulations, and Near’s ability to comply with such laws and regulations; (12) the effect of the COVID-19 pandemic on KludeIn or Near and their ability to consummate the Business Combination; (13) the outcome of any legal proceedings that may be instituted against Near or against KludeIn related to the Merger Agreement or the Business Combination; (14) the enforceability of Near’s intellectual property, including its patents and the potential infringement on the intellectual property rights of others; (15) the risk of downturns in the highly competitive industry in which Near operates; (16) the possibility that KludeIn or Near may be adversely affected by other economic, business, and/or competitive factors; and (17) other risks and uncertainties to be identified in the Registration Statement (when available) relating to the Business Combination, including those under “Risk Factors” therein, and in other filings with the SEC made by KludeIn. KludeIn and Near caution that the foregoing list of factors is not exclusive, and caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Readers are referred to the most recent reports filed with the SEC by KludeIn. None of KludeIn or Near undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

Participants in the Solicitation

KludeIn, KludeIn Prime LLC and Near and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed Business Combination. KludeIn stockholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of KludeIn in the final prospectus of KludeIn filed with the SEC on January 8, 2021, the Registration Statement and other relevant materials filed with the SEC in connection with the proposed Business Combination when they become available. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or a valid exemption from registration thereunder.